Registration No.  333-65219
      Filed under Section 424(b)(3) pursuant to Section 424(c)(2)

                      Prospectus Supplement

This prospectus supplement applies to the prospectus dated May
21, 1999 filed as part of the Registration Statement on Form S-3
(Registration No.  333-65219).

When Research Frontiers filed its registration statement of
which this prospectus is a part, we registered a total of 2,331,000 shares of common stock to be sold under this prospectus. While we are not planning to issue any more stock than the 2,331,000 shares covered by this prospectus, if we were to issue all 2,331,000 shares, we would raise more than the $15 million originally estimated in our May 21, 1999 prospectus.
This is because since we originally issued that prospectus, Research Frontiers and the underwriter, Ailouros Ltd., agreed to eliminate the $15 per share cap on the exercise price of the class A warrant, and also the selling price of our common stock has
increased.   The class A warrant has always provided that
Research Frontiers and Ailouros could agree to raise more than $15 million if we both agreed. In March 2000, Ailouros and Research Frontiers agreed that so long as no more than 2,331,000 shares of common stock are issued under the class A and class B warrants, Research Frontiers may, but will not be required to, put additional stock to Ailouros under the Class A warrant beyond the $15 million amount originally committed to by Ailouros. The plan of distribution for these shares remain the same as originally disclosed in our May 21, 1999 prospectus.